Mail Stop 6010


      December 14, 2005


Via U.S. Mail and Facsimile to (954) 556-4031

A. Ernest Toth
Chief Financial Officer
Ener1, Inc.
500 West Cypress Road - Suite 100
Ft. Lauderdale, FL 33309


	Re:	Ener1, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
	Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and
June
30, 2005
      File No. 000-21138


Dear Mr. Toth:

      We have reviewed your response letter dated October 21, 2005 and subsequent filings and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Fiscal Year Ended December 31, 2004

1. Please refer to prior comments 8, 9, 12, 13, 17, 18 and 19. We are aware of the guidance provided to you by the Commission`s Office of
Chief Accountant on December 13, 2005. We await your conclusion regarding the application of EITF 00-19 and SFAS 133 as it relates to your convertible debt agreements, warrants and redeemable convertible preferred stock.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

A. Ernest Toth
Ener1, Inc.
December 14, 2005
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